Mail Stop 4561

September 17, 2009

Jenifer Osterwalder
Chief Executive Officer
Fusa Capital Corp.
701 Fifth Avenue, Suite 4200
Seattle, WA 98104

Re: Fusa Capital Corp.
Form 8-K Filed August 7, 2009
File no. 000-50274

Dear Ms. Osterwalder:

We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant